FILED BY COREBRIDGE FINANCIAL, INC.
COMMISSION FILE NO.: 001-41504
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14a–12 UNDER THE SECURITIES EXCHANGE OF 1934, AS AMENDED
SUBJECT COMPANY: COREBRIDGE FINANCIAL, INC. AND EQUITABLE HOLDINGS, INC.

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Excerpt from Prepared Remarks by Marc M. Costantini on the First Quarter 2026 Corebridge Financial, Inc. Earnings Call

We also continue to expect another opportunity when we can repurchase shares after the shareholder vote December, subject to normal blackout periods. Any remaining capital we plan to deploy will be facilitated post close likely through an accelerated share repurchase.

Excerpt of the Question and Answer Portion on the First Quarter 2026 Corebridge Financial, Inc. Earnings Call

Operator

[Operator Instructions] Your first question comes from the line of Suneet Kamath with Jefferies.

Suneet Laxman L. Kamath
Jefferies LLC, Research Division

Marc, I wanted to start on distribution. Just curious what you’re hearing from your distribution partners post the merger announcement, is there anything that we should be thinking about in terms of sort of limitations on how much product they want to get from any one counterparty? Or is that not really a concern?

Marc M. Costantini
President, CEO & Director

Yes. Suneet, thanks for the question. I appreciate it. It’s actually a very good question because as we were going through the process with Equitable when we’re looking at various levels of synergies, we did challenge ourselves in terms of what I guess I would refer to as dis-synergies. And as we announced it, and both firms obviously reached out to all of our distribution partners. I must say to to our delight, we haven’t heard any, I would say, apprehension about the depth and breadth of the the presence will have across these channels.

And part of it is because the suite of products, both companies are bringing to the merger are very complementary. So -- so if you even pick the largest distributors on each side, the overlap is de minimis, so and the overall volume and -- at the end of the day, we feel strongly, and this is a strong premise around this transaction that scale matters and the manufacturing depth and breadth matters. And it’s easier, we feel for an adviser for he or she to learn a handful of stories and be comfortable dealing with a handful of manufacturers, but when it comes to obviously, the distribution side, but there’s a servicing side as well and how they live the brand. So we feel that’s value add. So the answer to your question is we haven’t heard of any, and we were obviously very pleased by that outcome.

Suneet Laxman L. Kamath
Jefferies LLC, Research Division

Okay. That’s helpful. And then, I guess, I just want to make sure we’re thinking about this right. When you talk about the $4 billion of cash and the $5 billion of earnings, mean that would sort of imply free cash flow conversion of like 80%, which seems high. So I’m assuming that $4 billion of cash is sort of before holdco expenses, but -- just wanted to get a little bit more color on how you’re coming up with those numbers and what they include.

Marc M. Costantini
President, CEO & Director

Yes. Thank you, Suneet. Yes. So the short answer is, you are correct. And that’s kind of the pro forma that both firms put out there when we obviously communicated this transaction a month or so ago. And so I’ll leave it at that, but that’s right. And that’s pro forma guidance of where we expect the obviously, operating income to be in the flows, obviously, from the operating entities. And and it reflects, obviously, the very attractive synergies we’ll get out of the transaction as well.

Operator

Your next question comes from Alex Scott with Barclays.

Unknown Analyst

First on how you envision health management strategy evolving over time? I know you’re not ready to give revenue synergies, that kind of thing. But Mark, I’ve heard you talk about Wealth Management. I know Equitable, I think, is maybe even gotten a little further down the road with their build-out of wealth management. How do you expect to leverage that? What are you planning to do on that front, even if you could just provide something more qualitative.

Marc M. Costantini
President, CEO & Director

Yes. Alex, it’s great to take here, Voice. So you’re right. We -- and the collective we are very bullish on the wealth management space. I think if I objectively look at what Equitable advisers has done and what they’ve done with that business and the margins and the accretion and the growth of the margins over time and the volume and the AUMs, I think they have wonderful story. And obviously, they have an operating model that’s proven to be successful. And they’ve got 4,500, 4,600 advisers, obviously, in the market. So on our side, I’m going to around about 1,000 advisers we have as part of that business. And we are investing a lot on the infrastructure there to, as you know, cross-sell and upsell, obviously, into those plan participants, and we feel there’s a great opportunity there. I think we mentioned in the last call that we think that’s upwards of $30 billion of upside there, and we’re as Chris mentioned in his remarks, we are harvesting that opportunity right now.

Having said all that, your implicit observation there that their platform is more mature and advanced is true, right? And -- so in the category of the devil is in the detail that we are working through now and between now and close that into after close, how we bring both organizations to bear and ensure that 1 plus 1 equals 3, but we are very sensitive to the fact that we’re talking about individuals that are larger have clients that want to grow their own book of business opportunistically, and we are being obviously attentive to that as we bring the 2 organizations together and it’s too early to tell exactly what it looks like. But we are very, very, obviously, bullish on that business as we look forward.

Unknown Analyst

Got it. Helpful. Second one I had is just on artificial intelligence and investment that you’re going to make there over time. I heard some of the comments in your introductory commentary around the initiatives you’ve already got going on some of the digital interfaces that I think you mentioned. How are you coordinating those efforts with Equitable? I mean how quickly can you start working together on AI adoption just given -- I know this transaction probably takes some time to get the closure and so forth, but that a lot of these initiatives are taking shape very quickly in the background.

Marc M. Costantini
President, CEO & Director

Yes. Thank you. That’s obviously a very important topic, and I’ll give you 3 perspectives. The first one is that each firm is operating independently between now and close, right? So let’s assume closest towards year-end. What we do now is compare notes about the history and what we’ve done and not and develop plans as to how we come together and to integrate the firm, but we operate very much independently until they close. So some of the initiatives that they have ongoing will, I’m sure, continue and some of that we have, which I’ll talk about in a second here, we’ll definitely continue.

We are being thoughtful though if there’s overlap in some of these initiatives so that we identify, let’s say, the go-forward platform or approach so that when we plan for integration, we reflect that. So the second point I’ll make is that, yes, we are accelerating our investment and deployment of AI capabilities. And I want to highlight the point that we want to invest in differentiated outcomes. And what I mean there is that we want to invest heavily in the front end and how do we enable and accelerate the distribution of our products and services to our various channels.

And I say this by wanting to arm and facilitate our distribution to provide a better service and guidance and identify faster, the better clients for the products and services that we offer and help people retire with. So that will be -- and that is a very key focus of ours. Then it’s enabling a differentiated, I would say, brand and how they live our brand and that comes to the tail end servicing and claims. And I would say that a simple example of what we’ve deployed over the last few months is digital agents that help our group retirement plans manage their affairs. And as you can imagine, when people call and want to do certain things with their group retirement plan, there’s a lot of complexity for the servicing individuals to get to the right information and get the right outcome, and we’ve got digital agents there now helping surface the right characteristics of every plan and contract that individual has. So that would be one example of how we’ve deployed it. And I think there will be more as time goes on now.

The one aspect, and you’ve heard me say this last quarter is that obviously, winning with customers and putting the customer at the forefront of everything we do is very important. And obviously, the digitization and implementation of thoughtful AI to our platform will be a key part of getting to that outcome.

Operator

Your next question comes from Tom Gallagher with Evercore ISI.

Thomas George Gallagher
Evercore ISI Institutional Equities, Research Division

One question on the deal then a separate question on investment exposure. The -- so my question on the deal is the revenue synergies. And Marc, I know you’re you’re still getting through more detailed estimates for what these opportunities represent. But the fact that you’re highlighting it as one of the parts of the strategic rationale for doing the deal, is it fair to assume that this could be material to earnings. I’ll define that as 5% or more as a percent of earnings when we look to 2028 and beyond in terms of the potential opportunity here. Or is it more modest? I just want to get a broader sense because I think this is part of the strategic rationale for doing the deal.

Marc M. Costantini
President, CEO & Director

Yes. So thanks for the question. I guess there will be ample revenue synergies that we expect on our transaction. I think we obviously guided towards the $100 billion of assets coming from the corporate side of the equation to AllianceBernstein over time. And that will be from the general account and obviously, the separate account assets. There’s a lot of cross revenue synergies about us, corporate selling some of our fixed annuities and fixed index and the resented the accruable advisers channel, which I think -- you’ve heard, obviously, that there’s billions there being written that we have access to. There’s a VUL product on their side that was on our design table that we’ll be able to introduce and then there’s the cross-sell and upsell into these group retirement plans that I was just talking to [indiscernible] actually, I think it was Alex asking.

So -- but -- so those now -- it’s too early to put a number on it. I wouldn’t want to say above or below your number and and provide guidance that we haven’t worked through at this point. I think as Robin and I have been mentioning to all of you, we will have an Investor Day in the first half of next year. And at the top of the list or as part of the key aspects of that will be to provide additional guidance on this revenue synergies. So far, obviously, we’ve indexed on the expense synergies given they were easier to identify as we went through the process, and that’s what we’re guiding to. And -- but there will be obviously some capital tax and revenue synergies as well tied to the transaction, which is why -- we think this one -- this transaction is obviously appealing on across many dimensions, including this one.

Thomas George Gallagher
Evercore ISI Institutional Equities, Research Division

Okay. Fair point. I guess my question on the investment side is -- I appreciate the disclosure on the BDC debt, the $1.7 billion. We’ve gotten a number of questions on that. And can you -- can you just give a little more clarity on -- I think there’s this perception out there that since a lot of the BDCs own risky debt, 10% plus yielding pipe loans, single B quality, how certain investors sort of equivocate that to that must be the risk for that exposure. And I think it’s not. But can you talk about how you think about that $1.7 billion of BDC debt, is it all investment grade? I assume it largely is, but how that’s very different than the underlying exposures that the BDCs have themselves?

Marc M. Costantini
President, CEO & Director

Yes. Tom, I was going to have Lisa, who’s on our call and give you context there. So Lisa, please?

Unknown Executive

Okay. Tom, it’s nice to meet you. Thanks for the question. Look, the way we think about BDCs is, first and foremost, we look at the larger ones. We look at ones that could be public or really the majority of ours are nontraded. So given they’re closed-end funds, they are regulated under the 40 Act, and they have some regulatory covenants in there that help. We view it as the portfolios are highly cash generative diversified pool, first liens with -- I mean, the conservative leverage in the low LTVs. And we spend a lot of time looking at that. And our asset managers will go in and regularly look at the portfolio monthly, how is it doing? What does the cash look like? What is picked, what trades are they doing because it is loan investments and there is leverage at the portfolio of companies, we spend a lot of time doing that. And the risk mitigants really are a significant portfolio diversity in the low LTV and even when we look at stress cases there, it does point to some solid recovery through the unsecured BDC debt because of the structuring.

So -- and we really -- we constantly review the asset coverage ratio. So -- and all of this is investment grade, solid investment grade. And as Chris mentioned, we don’t have any equity exposure.

Operator

Your next question comes from Ryan Krueger with KBW.

Ryan Joel Krueger
Keefe, Bruyette, & Woods, Inc., Research Division

I think your Individual Retirement sales were roughly flat year-over-year. And I think you said market share was pretty consistent. So that suggests that the industry was also about flat. Just any commentary on why you think sales have slowed at this point. I think the rate environment is still pretty similar to what it was. We obviously have the continued aging of the population. So I just was wondering if you had any perspective on why you think annuity sales have been slowing a bit after the big uptick in the last several years.

Marc M. Costantini
President, CEO & Director

Yes. Ryan, it’s Marc. So thank you for your question. Yes, I think as you mentioned, our sales are relatively flat year-over-year and quarter-over-quarter across our individual retirement side. I would note that we continue to have very robust activity in the individual retirement side on [indiscernible] side. And as you mentioned, we continue to believe that the demographic trends are very positive and a tailwind, right?

We don’t have yet the Q1 market share data, right? So when we guide that we’ve maintained our share from our perspective, it’s based on us accumulating data from our distributors and all that. But our gut tells us that actually our share will have somewhat increased, which which does mean as well, obviously, that the flows across the industry maybe have tempered a bit. I feel that, that is very temporary. And we feel, obviously, here at Corebridge that we purposely obviously have a depth and breadth of product for different obviously, solutions for the Americans as they accumulate savings for retirement and then draw on retirement income, right? And we believe there’s robust demand and we don’t make a quarter a trend or a conclusion as to what the direction of travel, and we feel that there’s still a lot of growth in that space overall. So -- but more to come as all the actual stats come out is what I would say as well.

Ryan Joel Krueger
Keefe, Bruyette, & Woods, Inc., Research Division

And then just had a question on the Japan commercial partnership you’re pursuing with Nippon Life. When you think that could become operational? And how many of an opportunity do you think that could actually be for the company over time?

Marc M. Costantini
President, CEO & Director

Yes. It’s a very good question. And we have a very rich and ongoing discussions with Nippon. As you know, and you -- you’ve mentioned here, Nippon is a very important strategic investor in our firm. There will be obviously a or investor in the go-forward firm. And that stems as well from the core manufacturing opportunities we have with them. Like -- as you’ve heard me say many times, like brand and distribution matters and you need world-class and they have that in spade and Japan. And -- so we are working on co-manufacturing products. Their economy there is reflating. There’s a need for the same products we sell.

Having said so, they have a process as well as they evaluate what goes through their distribution channels and what’s right for the end consumer there. And we’re trying to develop products with them that meet those needs and then they got to be filed. They got to be approved, and they got to be deployed. So I would say that if there’s anything that would be announced at a through the course of 2026, if that happens, it takes at least another 9 to 12 months from then to actually have something in market, right, because of the nature of the regulatory process and the finding process and making sure it gets on the appropriate distribution shelf appropriately. So -- so that’s kind of the frame I would give you. But we’re working in collaboration with our -- obviously, with Nippon there, and I am cautiously optimistic that there will be something that we will do with Nippon over the course of time, but that’s kind of the time line.

The other thing I’ll say maybe is that -- if we look post merger, we have obviously some great asset management, to Alliance Bernstein, and they have a great global presence and that is another part of the equation where we think there’s great revenue synergies eventually as we partner across the world.

Operator

Your next question comes from Wes Carmichael with Wells Fargo.

Wesley Collin Carmichael
Wells Fargo Securities, LLC, Research Division

First question was on individual retirement. Just on the surrender rate in fixed annuities and FIA that ticked up a little bit sequentially. So just curious if you think that’s going to continue to kind of stay that level from here? Was there a bit of maybe just volatility in the quarter from product exiting surrender charge. And did you see any elevated surrender charge income come through in the quarter?

Marc M. Costantini
President, CEO & Director

Yes. Thank you, Wes. I appreciate the question. So I think as we’ve guided in prior quarters, there is some business that is approaching the surrender charge period across our fixed annuity and fixed connect annuity typically, those products have a 5- to 6-year kind of surrender charge period, and they’re getting to the end of that point. So over the course of the ‘26, ‘27 and ‘28, we do see spike in that business maturing, and we would expect to see, obviously, more redemptions out of that just natural behavior and maturity of the block. And -- we do expect and always strive to have net positive flows, right?

And -- to the question earlier about the $4.3 billion of flows in a quarter, I’d like to think of our business as a $5 billion of quarter gross flows through various cycles, right? So you’re looking at a circa $20 billion annuity book on an annual basis. And we feel that the maturity of the block and as business flows out, that will generate a steady stream of net positive kind of flows to our book. And that’s how I would think about it versus looking at any given quarter, but that’s -- so we do expect a heightened. But it’s natural maturity of the business, not necessarily any type of unexpected behavior from our policyholders.

And -- so -- and there’s no -- to your -- I think the other question you had was around surrender charge revenue. There’s no unexpected, I would say, revenue or headwind tied to that in our business right now.

Wesley Collin Carmichael
Wells Fargo Securities, LLC, Research Division

Got it. That’s helpful. And I guess just second question on the insurance company cash distributions in the quarter. I think that was nearly $650 million when you exclude the VA proceeds. And that’s up nicely sequentially and year-over-year. Do you kind of view that as indicative of a new run rate? Was there anything in the quarter that maybe favorably impacted that?

Marc M. Costantini
President, CEO & Director

Yes. So I think I’ll offer a comment, and then I’ll hand it to Chris. I think we had heightened flows from the insurance companies in Q1, and I would expect the run rate to be lower. But Chris, maybe you want to give some color there?

Christopher Peter Filiaggi
Interim CFO & Chief Accounting Officer

Yes, sure. Thanks, Wes. Appreciate the question. So first, let me reiterate our guidance on the insurance company dividends. So our expectation was that we would have insurance company distributions at around $2.3 billion in 2026. That does include the dividend to the final $300 million from the Benra Bulls transaction. So that leaves us with about $2 billion of normalized insurance dividends. We did accelerate a portion of our dividends in 1Q. So directionally, you should expect dividends to be lower for the rest of the year, more in the $450 million to $500 million range.

Operator

Next question comes from Cave Montazeri with Deutsche Bank.

Cave Mohaghegh Montazeri
Deutsche Bank AG, Research Division

Both of my questions are going to be on the Marc’s comment on making [indiscernible] the easiest company to do business with. The first one is on this newly created customer council, the initiatives that they’re working on -- are they mainly digital initiatives? Or does that go beyond technology? And maybe can you share some of the quick wins you’ve identified that you want to start working on next?

Marc M. Costantini
President, CEO & Director

Okay, Cave. I appreciate that question. And we are striving to be the easiest company to do business with. So I appreciate you spiking that out. And yes, so when we launched and rolled out the win with customers, I would say that win with customers was always part of the fabric of corporates and AIG Life and Retirement business. And I think the separation, obviously, to precedents and priorities. So it was always there in the DNA. And when we launched it internally and we communicated this broadly to our employees that we had a mentsense of excitement across the organization to to pivot to and pivot back to this kind of focus. So -- and it was as part of that, that this idea of forming a customer council is that we have a significant, I would say, members of our senior leadership for participating.

So now what are they up to -- so they’re sharing best practices, they’re sharing ideas, they’re implementing, to your point, right? And I would say that you saw in some of my prepared remarks there, that we’ve deployed capability and a lot of it is through digitization to answer your question, right? A lot of it is how do we make the lives of our distributors, of our plan sponsors and our customers easier when they do business with Corebridge, how do we make it more predictable.

So -- and I think as you saw there, we are deploying some digital assets and new infrastructure to help employers through payroll deductions and distributions on the Group Retirement side. We are facilitating more straight through processing on the life insurance side, and we are digitizing some of the interactions on the annuity side. And that I’m getting over a cold here, but -- so that’s kind of the things that we’ve been doing, I guess, I would say, Cave.

Cave Mohaghegh Montazeri
Deutsche Bank AG, Research Division

Great. And then my follow-up, somewhat linked to this is, and obviously, merging with Equitable is going to help you be an easier company to do business with, you have more products, et cetera, to offer. But there could also be a bit of a nightmare in terms of integrating the different platforms, IT systems, et cetera. So do you guys plan on kind of trying to run all of the back office for like a better terms separately for a while and just to make sure nothing breaks. Or is there a plan to really just integrate everything under one umbrella as quickly as possible in order to just really optimize the data that you guys have and that they have and really just offer kind of the best experience for the customers going forward.

Marc M. Costantini
President, CEO & Director

Yes, Cave, that’s another very good question. And I would say when we worked very closely with our Equable colleagues as part of the identification of the $500 million of run rate synergies, kind of platform kind of what we did with the platform, how they came together and how we pick the best platform on a go-forward basis to best serve the customers was a key part of the -- some of the outcomes here. And there’s a lot of dollar investments tied to that, that were planned for. And the teams right now are working through the details of that. And I think as with anything that comes with this type of territory, every business and every function and every infrastructure will be a bit different. And the idea will be to enhance the customer experience, but not be disruptive to the customers as well, right? So I think it’s kind of the -- it will depend -- depending on the business and the product line, how we approach it. But the spirit of what you’re saying is definitely what we’re aiming to achieve over time. But it won’t happen day 1, as you can imagine, given the nature and intricacy of the model we need to operate under so.

Operator

The next question comes from Joel Hurwitz with Dowling & Partners.

Joel Robert Hurwitz
Dowling & Partners Securities, LLC

I wanted to touch on variable investment income. Can you just provide some color on on what flows through other variable investment income that was negative in the quarter? And then are you seeing any rebound thus far in Q2? And maybe talk about what you’re expecting for VII in the second quarter.

Marc M. Costantini
President, CEO & Director

Yes, I’ll have Lisa answer that one.

Unknown Executive

Joe, nice to meet you. Thanks for the question. So as Chris went through on VII, we -- in the quarter, we had a bit lower in [indiscernible] in the non-- that was really just nonrecurring marks on otherwise fixed income assets that are held in vehicles. And so it gets marked through operating income versus OCI. That has reversed. So we’re not expecting to see that again. In addition, as we look forward into second quarter, in general, we’re seeing VII slightly better. We still think second quarter could be below expectations, just given the volatility in the market.

Joel Robert Hurwitz
Dowling & Partners Securities, LLC

Got it. That’s helpful. And then just on buybacks, you have a nice liquidity cushion at the holdco versus your needs. I guess just any commentary on your willingness to significantly draw that down in this open window and particularly if AIG comes to the market with the rest of its stake?

Marc M. Costantini
President, CEO & Director

Yes, Joe, it’s Marc. Thanks for the question. So as you noted, obviously, we did $1.25 billion of buybacks in Q1 before, obviously, we went quiet because of the the proceedings that took place with Equitable. As I mentioned in my remarks and as we -- as part of our 8-K filing not too long ago, as we file our proxy, and we expect to later today, we do plan obviously in concert with Equable to go back in the market to do buybacks between the, obviously, the filing and the mailing of the proxies. And we won’t guide us to the amount we’ll do, obviously, in the market. And -- and we can certainly not speak to what AIG will be -- I know their CEO, I guess, and as part of their year-end call said that the they would like to be out of their holdings of Corebridge by year-end, but we have no insight otherwise, to provide here and know would it be our place to do so. So -- but we -- as we said, we will be active in the market between the the filing and the mailing. And obviously, we intend to be in the market as well after the vote later this summer.

So -- and we do have liquidity to deploy, as you say. But we’ve guided obviously to how much we would do over the course of the year, and we’re going to hold to that guidance right now.

Operator

Your next question comes from Jack Matten with BMO Capital Markets.

Jack Matten
BMO Capital Markets Equity Research

Maybe one on group retirement. I know it’s been in transition. I guess, can you help us frame the time line for when Corebridge expects earnings to stabilize in that business? Are we getting close to that point now? Or do you think it’s more likely maybe after the merge closes and you see some synergies from that combination?

Marc M. Costantini
President, CEO & Director

Jack, thanks for the question. Our expectation is that there’s another 12 to 24 months for this transition to take place. So we we feel that we are trying to pivot this business and are providing this business from fee spread spread business to fee business. And we’re seeing green shoots there. As Chris mentioned in his prepared remarks, obviously, we had some very good flows into that business. We’re getting to the $20 billion point in terms of fee-based businesses. But there’s still room to make headway there. And obviously, the spread level income on that business is heavier than the fee-based, which is why it creates that, obviously, headwind that will take 12 to 24 months from here to work true.

To your comment and question, as we try to make that dividend cross-sell and upsell to the participants. Obviously, the merger presents opportunities here in terms of the discussion we had earlier about the Equitable advisers and teaming up with that platform and those individuals to further penetrate our plans. Now -- do I expect that to happen day 1 after the close, No, right? It takes some time for the teams to get together as we mentioned earlier, before we close, we operate independently, right? So we can plan, but we can execute. So -- so I suspect that execution will take place in the first half of 2027, and then we see the green shoots appear afterwards across the various platforms, including this one. So that’s kind of our perspective on that.

Jack Matten
BMO Capital Markets Equity Research

That’s helpful. And then maybe a follow-up on the annuities marketplace. I guess, is your view that the competition is still intensifying in any of the product categories where you currently focus? Or do you think the market is settling in to do a new equilibrium at this point? And then maybe gives you kind of cogen some spreads stabilizing by the end of this year. But I think you said earlier that higher surrenders could potentially persist into next year or 2028. Just looking for any color there.

Marc M. Costantini
President, CEO & Director

Yes. So sure. So 2 perspectives there in your question. The first one was the -- how intense the competition is. And I always find that a very interesting question because I never felt any quarter there was no competition. So the intensity of the competition ebbs and flows depending on who wants to pick their spots where. And you are correct that there’s -- at the low end of the curve, there is a lot more capital being deployed there. And as you in our sales, we’re being judicious on how we allocate that capital, and we typically redeploy it to our institutional markets business, and you saw us do obviously $1 billion plus of gigs in Q1. And that’s how we kind of judge the allocation of capital, but that’s what I would say about the market competitiveness of the business.

In terms of spreads, we continue to believe that our spreads on the IR business will level off towards year-end. And then given where we are in the interest rate cycle and where spreads are that we will basically expand from that point on. So we still expect, let’s say, this year and or thereabouts to be where they would level off and then start growing and we would still guide to what we have set out there last quarter about that business as well.

Operator

Your next question comes from Wilma Burdis with Raymond James.

Wilma Carter Jackson Burdis
Raymond James & Associates, Inc., Research Division

Given the combined scale of Corporate and Equitable and the investments you plan to make in wealth. Is it possible to accelerate the goal of making the wealth business self-clearing? If I’m recalling correctly, this would add quite a bit of margin and I’m estimating over $100 million of annual wealth earnings. So any color you can provide there on the plans?

Marc M. Costantini
President, CEO & Director

Yes, Wilma, thanks for the question. I think you’re primarily referring to Equitable’s Wealth Advisors business that is not self-clearing yet, and obviously, scale gets you there. And I’m not going to offer a view yet. I’m not -- we’re not informed enough to really have any view on that. I understand the economics we’re referring to and the potential benefits, but we’re not ready to guide to that. And I will wait again to what we do tied to any Investor Day or [indiscernible] about our view on that business and how we think we will continue to grow it.

And as I said -- as I mentioned earlier, we are very, very bullish on this business and it’s one that’s core to our future.

Wilma Carter Jackson Burdis
Raymond James & Associates, Inc., Research Division

Makes sense. And -- we looked at the commentary that you all have given on capital and tax benefits and calculated that you sort of back calculated it implied about $500 million to $1.5 billion of capital freed up, just the synergies between the 2 companies. Just wanted to check if that estimate is in the ballpark or if there’s anything that we are missing or any other directions on [indiscernible].

Marc M. Costantini
President, CEO & Director

Yes. thank you for that follow-up. I would say that we have not guided to specific capital and tax benefits. I think we’ve guided to the fact that we think we’ll have 10-plus percent EPS accretion run rate after 2028, which will be a combination of factors, which will include those you’re mentioning. But more to come on all of that, including the revenue synergies, and I would point back to the discussion with Tom earlier about Investor Day and Robin and myself and others coming to all of you with more specifics across all of that. But we do firmly believe the transaction will be double-digit accretion over the next 24 months, for sure.

Operator

Your next question comes from Mike Ward with UBS.

Michael Augustus Ward
UBS Investment Bank, Research Division

So I was just wondering about kind of the Corebridge brand in the merger scenario. It’s certainly younger than the equitable brand. Just wondering based on what you guys saw coming out of AIG, thinking through any kind of shock lapse. Is that kind of done with? Or could there be a temporary uptick post-merger.

Marc M. Costantini
President, CEO & Director

Yes, Mike, thank you for the question. So yes, so we have decided that we are going to go forward with the [indiscernible] brand post merger. Obviously, the [indiscernible] has an incredible history in legacy, a 167-year-old brand. We are obviously going to continue to maintain and invest in the Alliance Bernstein brand, on the asset management side, that brand itself has an incredible cache across all our markets. And which means that we are moving on from the Corebridge brand.

And it was not that easy of a even though it’s a 3-, 4-year old brand, a lot of people associated with Corebridge had a lot of pride in the brand, and we’re a purple very proudly. I think -- but having said so, it’s a 3-, 4-year old brand versus a 167-year-old one. So the right decision is to move forward with the [indiscernible] brand, which we will do probably as a combined company. So -- and we don’t expect any business ramification out of bringing the brands together, and we actually think it will be value add to represent the collective firm with Equitable and go-forward basis.

Michael Augustus Ward
UBS Investment Bank, Research Division

Okay. And so -- and then on the -- these proposed changes to the RBC factors for CLOs and collateral loans. Just I was wondering if you guys had any early reads on the potential impact for you?

Unknown Executive

Mark, this is Lisa. Nice to meet you. Thank you for the question. Regarding the changes for CLOs, where is going to have incrementally more capital charge for the lower rated tranches and less for the upper -- all our indications are it’s going to be a minimal impact to us given the structure of our CLO portfolio. So we’re pretty comfortable with that.

Operator

We have run out of time, and therefore, we have reached the end of the Q&A session. This does conclude today’s call. Thank you for attending. You may now disconnect.

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This communication relates to the Proposed Transaction that may become the subject of a Registration Statement on Form S-4 to be filed by the new parent company with the SEC. The Registration Statement will include a joint proxy statement of the Company and Equitable Holdings that will also constitute a prospectus of the new parent company. After the Registration Statement has been declared effective, the definitive joint proxy statement/prospectus will be mailed to the stockholders of each of the Company and Equitable Holdings. This communication is not a substitute for the Registration Statement that the new parent company intends to file with the SEC or any other documents that may be sent to the Company’s stockholders or Equitable Holdings’ stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY, EQUITABLE HOLDINGS, THEIR NEW PARENT COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

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